[Old Mutual Growth II Portfolio](#)

[Old Mutual Large Cap Growth Portfolio](#)

[Old Mutual Small Cap Portfolio](#)

[Old Mutual Select Value Portfolio](#)

[Old Mutual Columbus Circle Technology & Communications Portfolio](#)

[Old Mutual Large Cap Growth Concentrated Portfolio](#)

[Old Mutual Mid-Cap Portfolio](#)

[Old Mutual Small Cap Portfolio](#)

SCHEDULE OF INVESTMENTS

Old Mutual Growth II Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 98.4%		
Advertising Sales — 0.7%		
Focus Media Holding ADR*	2,370	$ 138
Lamar Advertising, Cl A	2,275	111
Total Advertising Sales		249
Agricultural Chemicals — 0.9%		
Mosaic*	1,630	87
Syngenta ADR	5,250	228
Total Agricultural Chemicals		315
Apparel Manufacturers — 2.0%		
Coach*	5,527	261
Guess ?	5,490	269
Polo Ralph Lauren	1,650	129
Total Apparel Manufacturers		659
Applications Software — 1.1%		
Citrix Systems*	4,640	187
Salesforce.com*	3,420	176
Total Applications Software		363
Auction House/Art Dealer — 0.8%		
Ritchie Bros Auctioneers	1,275	83
Sotheby's	3,700	177
Total Auction House/Art Dealer		260
Auto-Medium & Heavy Duty Trucks — 1.3%		
Oshkosh Truck	7,200	446
Total Auto-Medium & Heavy Duty Trucks		446
Beverages-Non-Alcoholic — 1.1%		
Hansen Natural*	3,820	216
Pepsi Bottling Group	4,300	160
Total Beverages-Non-Alcoholic		376
Beverages-Wine/Spirits — 0.5%		
Central European Distribution*	3,625	174
Total Beverages-Wine/Spirits		174
Casino Hotels — 0.8%		
Wynn Resorts	1,720	271
Total Casino Hotels		271
Cellular Telecommunications — 1.8%		
NII Holdings*	7,385	607
Total Cellular Telecommunications		607
Chemicals-Diversified — 0.9%		
FMC	5,800	302
Total Chemicals-Diversified		302
Commercial Banks Non-US — 0.8%		
HDFC Bank ADR	2,450	262
Total Commercial Banks Non-US		262

Description	Shares	Value (000)
Commercial Banks-Western US — 0.3%		
Zions Bancorporation	1,700	$ 117
Total Commercial Banks-Western US		117
Commercial Services-Finance — 0.8%		
Wright Express*	7,050	257
Total Commercial Services-Finance		257
Computer Services — 1.3%		
Cognizant Technology Solutions, Cl A*	2,799	223
IHS, Cl A*	3,575	202
Total Computer Services		425
Computer Software — 0.9%		
Blackbaud	8,350	211
Omniture*	2,880	87
Total Computer Software		298
Computers-Peripheral Equipment — 0.6%		
Logitech International*	6,400	189
Total Computers-Peripheral Equipment		189
Containers-Metal/Glass — 0.6%		
Owens-Illinois*	4,830	200
Total Containers-Metal/Glass		200
Data Processing/Management — 2.1%		
Fidelity National Information Services	2,825	125
MasterCard, Cl A	1,280	190
NAVTEQ*	2,275	177
Paychex	4,650	191
Total Data Processing/Management		683
Dental Supplies & Equipment — 0.4%		
Dentsply International	3,160	132
Total Dental Supplies & Equipment		132
Diagnostic Equipment — 0.7%		
Cytyc*	4,550	217
Total Diagnostic Equipment		217
Dialysis Centers — 0.4%		
DaVita*	2,275	144
Total Dialysis Centers		144
Distribution/Wholesale — 0.4%		
LKQ*	4,000	139
Total Distribution/Wholesale		139
Diversified Manufacturing Operations — 1.6%		
Harsco	3,140	186
Roper Industries	4,040	265
SPX	1,020	94
Total Diversified Manufacturing Operations		545

SCHEDULE OF INVESTMENTS

Old Mutual Growth II Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value (000)
E-Commerce/Services — 0.7%		
Expedia*	4,830	$ 154
Priceline.com*	910	81
Total E-Commerce/Services		235
Electric Products-Miscellaneous — 0.6%		
Ametek	4,450	192
Total Electric Products-Miscellaneous		192
Electric-Integrated — 1.4%		
Entergy	1,350	146
Northeast Utilities	10,850	310
Total Electric-Integrated		456
Electric-Transmission — 0.7%		
ITC Holdings	4,900	243
Total Electric-Transmission		243
Electronic Components-Miscellaneous — 0.5%		
Garmin	1,440	172
Total Electronic Components-Miscellaneous		172
Electronic Components-Semiconductors — 4.0%		
Altera	6,650	160
Broadcom, Cl A*	8,690	317
Cavium Networks*	3,290	107
Intersil, Cl A	6,740	225
Microchip Technology	3,950	144
NVIDIA*	7,670	278
ON Semiconductor*	6,540	82
Total Electronic Components-Semiconductors		1,313
Electronic Measuring Instruments — 1.0%		
Itron*	3,500	326
Total Electronic Measuring Instruments		326
Electronics-Military — 1.1%		
L-3 Communications Holdings	3,700	378
Total Electronics-Military		378
Energy-Alternate Sources — 0.5%		
First Solar*	1,330	157
Total Energy-Alternate Sources		157
Engineering/R&D Services — 2.8%		
EMCOR Group*	10,100	317
McDermott International*	11,210	606
Total Engineering/R&D Services		923
Entertainment Software — 1.2%		
Activision*	7,960	172
Electronic Arts*	4,070	228
Total Entertainment Software		400
Fiduciary Banks — 0.6%		
Northern Trust	3,250	215
Total Fiduciary Banks		215

Description	Shares	Value (000)
Finance-Investment Banker/Broker — 0.5%		
TD Ameritrade Holding*	8,940	$ 163
Total Finance-Investment Banker/Broker		163
Finance-Other Services — 2.0%		
CME Group	400	235
IntercontinentalExchange*	1,800	274
Nymex Holdings	1,270	165
Total Finance-Other Services		674
Food-Baking — 0.7%		
Flowers Foods	10,337	225
Total Food-Baking		225
Food-Confectionery — 0.9%		
WM Wrigley Jr.	4,570	294
Total Food-Confectionery		294
Food-Wholesale/Distribution — 0.4%		
United Natural Foods*	5,125	139
Total Food-Wholesale/Distribution		139
Footwear & Related Apparel — 0.2%		
CROCS*	1,250	84
Total Footwear & Related Apparel		84
Funeral Services & Related Items — 0.3%		
Service Corp International	6,925	89
Total Funeral Services & Related Items		89
Hazardous Waste Disposal — 1.2%		
Stericycle*	6,915	395
Total Hazardous Waste Disposal		395
Hospital Beds/Equipment — 0.3%		
Kinetic Concepts*	1,720	97
Total Hospital Beds/Equipment		97
Independent Power Producer — 0.3%		
NRG Energy*	2,260	96
Total Independent Power Producer		96
Industrial Gases — 2.2%		
Air Products & Chemicals	2,210	216
Airgas	5,600	289
Praxair	2,550	214
Total Industrial Gases		719
Insurance Brokers — 0.3%		
AON	1,950	87
Total Insurance Brokers		87
Internet Infrastructure Software — 1.2%		
Akamai Technologies*	3,250	93
F5 Networks*	7,800	290
Total Internet Infrastructure Software		383

SCHEDULE OF INVESTMENTS

Old Mutual Growth II Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value (000)
Internet Security — 1.5%		
Vasco Data Security International*	5,275	$ 186
VeriSign*	8,790	297
Total Internet Security		483
Internet Telephony — 0.8%		
j2 Global Communications*	7,925	259
Total Internet Telephony		259
Investment Management/Advisory Services — 3.3%		
Affiliated Managers Group*	3,440	439
Blackrock	1,250	217
Eaton Vance	2,600	104
T Rowe Price Group	5,700	317
Total Investment Management/Advisory Services		1,077
Leisure & Recreational Products — 0.6%		
WMS Industries*	5,760	191
Total Leisure & Recreational Products		191
Machinery-Farm — 0.3%		
AGCO*	1,770	90
Total Machinery-Farm		90
Medical Instruments — 1.4%		
Intuitive Surgical*	930	214
St. Jude Medical*	5,210	229
Techne*	550	35
Total Medical Instruments		478
Medical Labs & Testing Services — 0.6%		
Laboratory Corp of America Holdings*	2,375	186
Total Medical Labs & Testing Services		186
Medical Products — 0.3%		
Henry Schein*	1,580	96
Total Medical Products		96
Medical-Biomedical/Genetic — 0.8%		
Alexion Pharmaceuticals*	3,140	205
Vertex Pharmaceuticals*	1,750	67
Total Medical-Biomedical/Genetic		272
Medical-Drugs — 1.4%		
Allergan	4,040	260
Shire ADR	2,940	218
Total Medical-Drugs		478
Medical-HMO — 0.3%		
Health Net*	2,110	114
Total Medical-HMO		114
Metal Processors & Fabricators — 1.0%		
Precision Castparts	2,140	317
Total Metal Processors & Fabricators		317

Description	Shares	Value (000)
Networking Products — 1.6%		
Atheros Communications*	2,620	$ 78
Foundry Networks*	6,700	119
Juniper Networks*	8,710	319
Total Networking Products		516
Oil & Gas Drilling — 0.8%		
Atlas America	1,225	63
Diamond Offshore Drilling	1,820	206
Total Oil & Gas Drilling		269
Oil Companies-Exploration & Production — 3.2%		
Chesapeake Energy	5,425	191
Quicksilver Resources*	3,660	172
Range Resources	5,870	239
Southwestern Energy*	3,750	157
XTO Energy	4,825	298
Total Oil Companies-Exploration & Production		1,057
Oil Field Machinery & Equipment — 3.3%		
Cameron International*	3,030	280
National Oilwell Varco*	5,615	811
Total Oil Field Machinery & Equipment		1,091
Oil-Field Services — 2.4%		
Core Laboratories*	1,350	172
Oil States International*	2,800	135
Superior Energy Services*	4,850	172
Weatherford International*	4,495	302
Total Oil-Field Services		781
Pharmacy Services — 1.1%		
Express Scripts*	6,680	373
Total Pharmacy Services		373
Physical Therapy/Rehabilitation Centers — 0.5%		
Psychiatric Solutions*	4,200	165
Total Physical Therapy/Rehabilitation Centers		165
Pipelines — 1.8%		
Equitable Resources	6,525	338
Williams	7,400	252
Total Pipelines		590
Printing-Commercial — 0.4%		
VistaPrint*	3,250	121
Total Printing-Commercial		121
Private Corrections — 0.7%		
Corrections Corp of America*	8,285	217
Total Private Corrections		217
Property/Casualty Insurance — 0.6%		
ProAssurance*	3,575	193
Total Property/Casualty Insurance		193

SCHEDULE OF INVESTMENTS

Old Mutual Growth II Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value (000)
Racetracks — 1.3%		
Penn National Gaming*	7,500	$ 443
Total Racetracks		443
Real Estate Management/Services — 0.6%		
Jones Lang LaSalle	1,950	200
Total Real Estate Management/Services		200
Reinsurance — 0.8%		
Axis Capital Holdings	6,475	252
Total Reinsurance		252
REITs-Diversified — 0.3%		
iStar Financial	2,800	95
Total REITs-Diversified		95
Respiratory Products — 0.5%		
Resmed*	3,797	163
Total Respiratory Products		163
Retail-Apparel/Shoe — 1.1%		
J Crew Group*	2,510	104
JOS A Bank Clothiers*	4,656	156
Under Armour, Cl A*	1,640	98
Total Retail-Apparel/Shoe		358
Retail-Automobile — 0.3%		
Penske Auto Group	4,600	93
Total Retail-Automobile		93
Retail-Computer Equipment — 1.6%		
GameStop, Cl A*	9,330	526
Total Retail-Computer Equipment		526
Retail-Jewelry — 0.6%		
Tiffany	3,850	202
Total Retail-Jewelry		202
Retail-Sporting Goods — 1.2%		
Dick's Sporting Goods*	4,625	311
Zumiez*	2,040	90
Total Retail-Sporting Goods		401
Rubber-Tires — 0.4%		
Goodyear Tire & Rubber*	4,390	133
Total Rubber-Tires		133
Schools — 0.6%		
Apollo Group, Cl A*	3,290	198
Total Schools		198
Semiconductor Equipment — 1.9%		
Formfactor*	3,250	144
Kla-Tencor	3,880	216

Description	Shares	Value (000)
Semiconductor Equipment — continued		
Varian Semiconductor Equipment Associates*	5,152	$ 276
Total Semiconductor Equipment		636
Steel-Producers — 0.9%		
Carpenter Technology	1,525	198
Steel Dynamics	1,920	90
Total Steel-Producers		288
Storage/Warehousing — 0.5%		
Mobile Mini*	7,075	171
Total Storage/Warehousing		171
Telecommunications Equipment — 0.9%		
CommScope*	5,700	286
Total Telecommunications Equipment		286
Television — 0.1%		
Central European Media Enterprises, Cl A*	510	47
Total Television		47
Therapeutics — 0.8%		
BioMarin Pharmaceuticals*	11,035	275
Total Therapeutics		275
Transactional Software — 0.7%		
VeriFone Holdings*	5,170	229
Total Transactional Software		229
Transport-Marine — 0.5%		
American Commercial Lines*	7,100	168
Total Transport-Marine		168
Transport-Services — 0.9%		
CH Robinson Worldwide	4,270	232
Expeditors International Washington	1,375	65
Total Transport-Services		297
Transport-Truck — 0.2%		
Old Dominion Freight Line*	3,500	84
Total Transport-Truck		84
Veterinary Diagnostics — 1.0%		
VCA Antech*	8,300	346
Total Veterinary Diagnostics		346
Web Portals/ISP — 0.4%		
Sina*	2,890	138
Total Web Portals/ISP		138
Wire & Cable Products — 1.0%		
General Cable*	4,725	317
Total Wire & Cable Products		317

SCHEDULE OF INVESTMENTS

Old Mutual Growth II Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value (000)
Wireless Equipment — 1.3%		
Crown Castle International*	10,516	$ 427
Total Wireless Equipment		427
X-Ray Equipment — 0.9%		
Hologic*	4,750	290
Total X-Ray Equipment		290
Total Common Stock		
(Cost $23,774)		32,562
MONEY MARKET FUND — 1.0%		
Evergreen Select Money Market Fund, Institutional Class, 5.250% (A)	330,370	330
Total Money Market Fund		
(Cost $330)		330
INVESTMENT COMPANY — 0.6%		
Midcap SPDR Trust, Ser 1	1,150	186
Total Investment Company		
(Cost $185)		186
Total Investments — 100.0% †		
(Cost $24,289)		33,078
Other Assets and Liabilities, Net — 0.0%		(4)
Total Net Assets — 100.0%		$ 33,074

* Non-income producing security.
(A) — The rate reported represents the 7-day effective yield as of September 30, 2007.
ADR — American Depositary Receipt
Cl — Class
HMO — Health Maintenance Organization
ISP — Internet Service Provider
R&D — Research and Development
REITs — Real Estate Investment Trusts
Ser — Series
SPDR — Standard and Poor's Depositary Receipt
Cost figures are shown with "000's" omitted.

† At September 30, 2007, the tax basis cost of the Portfolio's investments was $24,288,903, and the unrealized appreciation and depreciation were $9,135,005 and $(346,321) respectively.

For information regarding the Portfolio's policy regarding valuation of investments and other significant accounting policies, please refer to the Portfolio's most recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Large Cap Growth Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 99.2%		
Aerospace/Defense — 0.8%		
Boeing	930	$ 98
Total Aerospace/Defense		98
Agricultural Chemicals — 2.0%		
Monsanto	3,010	258
Total Agricultural Chemicals		258
Agricultural Operations — 0.4%		
Bunge	490	53
Total Agricultural Operations		53
Apparel Manufacturers — 0.9%		
Coach*	1,440	68
Guess ?	1,070	53
Total Apparel Manufacturers		121
Applications Software — 1.6%		
Microsoft	5,865	173
Salesforce.com*	730	37
Total Applications Software		210
Athletic Footwear — 0.5%		
Nike, Cl B	1,180	69
Total Athletic Footwear		69
Auto/Truck Parts & Equipment-Original — 0.4%		
Johnson Controls	390	46
Total Auto/Truck Parts & Equipment-Original		46
Beverages-Non-Alcoholic — 3.9%		
Coca-Cola	2,920	168
Hansen Natural*	960	54
PepsiCo	3,780	277
Total Beverages-Non-Alcoholic		499
Cable TV — 1.2%		
Comcast, Cl A*	2,400	58
Rogers Communications, Cl B	2,140	97
Total Cable TV		155
Casino Hotels — 1.2%		
Las Vegas Sands*	630	84
Wynn Resorts	470	74
Total Casino Hotels		158
Casino Services — 0.8%		
International Game Technology	2,400	103
Total Casino Services		103
Cellular Telecommunications — 3.1%		
America Movil, Ser L ADR	2,620	168
China Mobile ADR	1,080	88

Description	Shares	Value (000)
Cellular Telecommunications — continued		
NII Holdings*	1,780	$ 146
Total Cellular Telecommunications		402
Coal — 0.8%		
Consol Energy	2,310	108
Total Coal		108
Computer Services — 0.5%		
Cognizant Technology Solutions, Cl A*	820	65
Total Computer Services		65
Computers — 4.4%		
Apple*	1,650	253
Hewlett-Packard	2,000	100
International Business Machines	1,225	144
Research In Motion*	650	64
Total Computers		561
Consulting Services — 1.0%		
Accenture, Cl A	3,170	128
Total Consulting Services		128
Cosmetics & Toiletries — 1.6%		
Avon Products	1,700	64
Procter & Gamble	2,100	147
Total Cosmetics & Toiletries		211
Data Processing/Management — 2.4%		
Fiserv*	2,410	122
MasterCard, Cl A	730	108
Paychex	1,800	74
Total Data Processing/Management		304
Disposable Medical Products — 0.7%		
C.R. Bard	1,090	96
Total Disposable Medical Products		96
Diversified Manufacturing Operations — 4.7%		
Danaher	950	78
General Electric	8,350	346
Illinois Tool Works	1,990	119
Roper Industries	910	60
Total Diversified Manufacturing Operations		603
E-Commerce/Products — 0.6%		
Amazon.com*	860	80
Total E-Commerce/Products		80
E-Commerce/Services — 1.4%		
eBay*	3,300	129
Expedia*	1,520	48
Total E-Commerce/Services		177

SCHEDULE OF INVESTMENTS

Old Mutual Large Cap Growth Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value (000)
Electric Products-Miscellaneous — 0.5%		
Emerson Electric	1,300	$ 69
Total Electric Products-Miscellaneous		69
Electronic Components-Semiconductors — 4.9%		
Altera	4,010	97
Broadcom, Cl A*	2,200	80
Intel	12,740	329
Texas Instruments	3,525	129
Total Electronic Components-Semiconductors		635
Energy-Alternate Sources — 0.6%		
Sunpower, Cl A*	910	75
Total Energy-Alternate Sources		75
Engineering/R&D Services — 2.1%		
ABB ADR	2,800	74
Jacobs Engineering Group*	1,640	124
McDermott International*	1,280	69
Total Engineering/R&D Services		267
Entertainment Software — 0.8%		
Electronic Arts*	1,890	106
Total Entertainment Software		106
Fiduciary Banks — 1.4%		
Northern Trust	700	47
State Street	2,000	136
Total Fiduciary Banks		183
Finance-Credit Card — 1.0%		
American Express	2,120	126
Total Finance-Credit Card		126
Finance-Investment Banker/Broker — 3.4%		
Charles Schwab	5,310	115
Goldman Sachs Group	670	145
Merrill Lynch	1,100	78
Morgan Stanley	1,495	94
Total Finance-Investment Banker/Broker		432
Finance-Other Services — 3.3%		
CME Group	290	170
IntercontinentalExchange*	850	129
Nymex Holdings	950	124
Total Finance-Other Services		423
Hotels & Motels — 0.7%		
Marriott International, Cl A	2,100	91
Total Hotels & Motels		91
Independent Power Producer — 0.4%		
NRG Energy*	1,190	50
Total Independent Power Producer		50
Industrial Automation/Robot — 1.0%		
Rockwell Automation	1,865	130
Total Industrial Automation/Robot		130

Description	Shares	Value (000)
Industrial Gases — 1.0%		
Praxair	1,600	$ 134
Total Industrial Gases		134
Instruments-Scientific — 0.6%		
Thermo Fisher Scientific*	1,320	76
Total Instruments-Scientific		76
Internet Infrastructure Software — 0.3%		
F5 Networks*	1,140	42
Total Internet Infrastructure Software		42
Internet Security — 0.4%		
VeriSign*	1,560	53
Total Internet Security		53
Investment Management/Advisory Services — 3.2%		
Franklin Resources	1,580	202
T Rowe Price Group	3,720	207
Total Investment Management/Advisory Services		409
Life/Health Insurance — 1.1%		
Aflac	2,440	139
Total Life/Health Insurance		139
Machinery-Construction & Mining — 0.5%		
Terex*	700	62
Total Machinery-Construction & Mining		62
Machinery-Farm — 0.7%		
Deere	580	86
Total Machinery-Farm		86
Medical Instruments — 1.0%		
Intuitive Surgical*	130	30
St. Jude Medical*	2,200	97
Total Medical Instruments		127
Medical Products — 3.6%		
Baxter International	1,840	104
Becton Dickinson	1,700	139
Johnson & Johnson	2,100	138
Stryker	1,100	76
Total Medical Products		457
Medical-Biomedical/Genetic — 2.0%		
Amgen*	2,275	129
Celgene*	980	70
Genentech*	800	62
Total Medical-Biomedical/Genetic		261
Medical-Drugs — 2.8%		
Abbott Laboratories	2,160	116
Allergan	1,240	80
Schering-Plough	2,910	92
Shire ADR	890	66
Total Medical-Drugs		354

SCHEDULE OF INVESTMENTS

Old Mutual Large Cap Growth Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value (000)
Medical-HMO — 0.7%		
Aetna	1,765	$ 96
Total Medical-HMO		96
Metal Processors & Fabricators — 0.7%		
Precision Castparts	620	92
Total Metal Processors & Fabricators		92
Multi-Line Insurance — 0.5%		
American International Group	860	58
Total Multi-Line Insurance		58
Networking Products — 3.4%		
Cisco Systems*	13,310	441
Total Networking Products		441
Oil Companies-Exploration & Production — 1.3%		
Southwestern Energy*	1,160	48
XTO Energy	1,920	119
Total Oil Companies-Exploration & Production		167
Oil Companies-Integrated — 0.6%		
Marathon Oil	1,430	82
Total Oil Companies-Integrated		82
Oil Field Machinery & Equipment — 2.3%		
Cameron International*	2,290	211
National Oilwell Varco*	570	83
Total Oil Field Machinery & Equipment		294
Oil-Field Services — 3.4%		
Halliburton	2,660	102
Schlumberger	2,070	218
Smith International	1,600	114
Total Oil-Field Services		434
Pharmacy Services — 0.6%		
Medco Health Solutions*	800	72
Total Pharmacy Services		72
Pipelines — 0.9%		
Williams	3,440	117
Total Pipelines		117
Retail-Computer Equipment — 0.4%		
GameStop, Cl A*	890	50
Total Retail-Computer Equipment		50
Retail-Discount — 0.4%		
Target	710	45
Total Retail-Discount		45
Retail-Drug Store — 2.1%		
CVS Caremark	4,000	158
Walgreen	2,300	109
Total Retail-Drug Store		267

Description	Shares	Value (000)
Retail-Jewelry — 0.7%		
Tiffany	1,680	$ 88
Total Retail-Jewelry		88
Retail-Restaurants — 0.7%		
McDonald's	1,740	95
Total Retail-Restaurants		95
Rubber-Tires — 0.4%		
Goodyear Tire & Rubber*	1,860	57
Total Rubber-Tires		57
Semiconductor Equipment — 1.3%		
Applied Materials	3,710	77
Kla-Tencor	1,640	91
Total Semiconductor Equipment		168
Software Tools — 0.4%		
VMware, Cl A*	620	53
Total Software Tools		53
Steel-Producers — 0.4%		
Nucor	860	51
Total Steel-Producers		51
Therapeutics — 0.8%		
Gilead Sciences*	2,510	103
Total Therapeutics		103
Transactional Software — 0.2%		
VeriFone Holdings*	660	29
Total Transactional Software		29
Transport-Services — 0.6%		
CH Robinson Worldwide	1,430	78
Total Transport-Services		78
Web Portals/ISP — 2.6%		
Google, Cl A*	590	335
Total Web Portals/ISP		335
Wireless Equipment — 1.6%		
Nokia ADR	1,680	64
Qualcomm	3,300	140
Total Wireless Equipment		204
Total Common Stock		
(Cost $10,096)		12,768
MONEY MARKET FUND — 0.7%		
Evergreen Select Money Market Fund, Institutional Class, 5.250% (A)	90,382	90
Total Money Market Fund		
(Cost $90)		90

SCHEDULE OF INVESTMENTS

Old Mutual Large Cap Growth Portfolio
September 30, 2007 (Unaudited)

Description		Value (000)
Total Investments — 99.9% †		
(Cost $10,186)	$	12,858
Other Assets and Liabilities, Net — 0.1%		15
Total Net Assets — 100.0%	$	12,873

* Non-income producing security.
(A) — The rate reported represents the 7-day effective yield
   as of September 30, 2007.
ADR — American Depositary Receipt
Cl — Class
HMO — Health Maintenance Organization
ISP — Internet Service Provider
R&D — Research and Development
Ser — Series
Cost figures are shown with "000's" omitted.

† At September 30, 2007, the tax basis cost of the Portfolio's
   investments was $10,186,011, and the unrealized
   appreciation and depreciation were $2,772,013 and
   $(100,157), respectively.

For information regarding the Portfolio's policy regarding
   valuation of investments and other significant accounting
   policies, please refer to the Portfolio's most recent semi-
   annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Small Cap Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 96.3%		
Aerospace/Defense — 1.8%		
Aerovironment*	17,540	$ 404
Teledyne Technologies*	24,085	1,286
Total Aerospace/Defense		1,690
Aerospace/Defense-Equipment — 0.8%		
B/E Aerospace*	8,275	344
DRS Technologies	7,820	431
Total Aerospace/Defense-Equipment		775
Agricultural Operations — 0.4%		
Tejon Ranch*	8,700	360
Total Agricultural Operations		360
Apparel Manufacturers — 0.8%		
Liz Claiborne	14,020	481
Oxford Industries	7,285	263
Total Apparel Manufacturers		744
Applications Software — 0.4%		
Progress Software*	13,630	413
Total Applications Software		413
Auction House/Art Dealer — 0.4%		
Sotheby's	7,085	339
Total Auction House/Art Dealer		339
Auto-Medium & Heavy Duty Trucks — 0.5%		
Force Protection*	22,760	493
Total Auto-Medium & Heavy Duty Trucks		493
Auto/Truck Parts & Equipment-Original — 1.1%		
BorgWarner	5,845	535
Tenneco*	17,005	527
Total Auto/Truck Parts & Equipment-Original		1,062
Beverages-Non-Alcoholic — 0.5%		
Coca-Cola Bottling	8,427	508
Total Beverages-Non-Alcoholic		508
Building Products-Light Fixtures — 0.5%		
Genlyte Group*	7,112	457
Total Building Products-Light Fixtures		457
Building-Heavy Construction — 0.4%		
Washington Group International*	4,630	407
Total Building-Heavy Construction		407
Building-Mobile Home/Manufactured Housing — 0.5%		
Thor Industries	10,800	486
Total Building-Mobile Home/Manufactured Housing		486
Cable TV — 0.7%		
Lodgenet Entertainment*	27,575	699
Total Cable TV		699

Description	Shares	Value (000)
Cellular Telecommunications — 0.6%		
Cellcom Israel	21,690	$ 528
Total Cellular Telecommunications		528
Chemicals-Diversified — 1.1%		
Celanese, Ser A	20,825	812
Olin	8,320	186
Total Chemicals-Diversified		998
Chemicals-Specialty — 1.2%		
Albemarle	14,175	627
Balchem	2,655	54
Hercules	22,470	472
Total Chemicals-Specialty		1,153
Coal — 0.8%		
Alpha Natural Resources*	14,390	334
Massey Energy	19,840	433
Total Coal		767
Commercial Banks-Central US — 0.6%		
Irwin Financial	53,590	591
Total Commercial Banks-Central US		591
Commercial Services — 1.5%		
Arbitron	10,260	465
PHH*	9,590	252
Quanta Services*	26,860	711
Total Commercial Services		1,428
Commercial Services-Finance — 1.7%		
Interactive Data	18,845	531
Wright Express*	29,480	1,076
Total Commercial Services-Finance		1,607
Communications Software — 0.9%		
Avid Technology*	20,310	550
DivX*	22,010	327
Total Communications Software		877
Computer Aided Design — 1.0%		
Ansys*	28,370	969
Total Computer Aided Design		969
Computer Services — 1.0%		
IHS, Cl A*	9,485	536
Perot Systems, Cl A*	21,800	368
Total Computer Services		904
Computer Software — 0.3%		
Blackbaud	11,850	299
Total Computer Software		299
Computers-Integrated Systems — 1.0%		
Micros Systems*	3,895	253
NCI, Cl A*	25,410	481

SCHEDULE OF INVESTMENTS

Old Mutual Small Cap Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value (000)
Computers-Integrated Systems — continued		
Radisys*	19,980	$ 249
Total Computers-Integrated Systems		983
Computers-Memory Devices — 0.2%		
Silicon Storage Technology*	44,440	143
Total Computers-Memory Devices		143
Computers-Peripheral Equipment — 1.5%		
Electronics for Imaging*	28,570	767
Logitech International*	22,090	653
Total Computers-Peripheral Equipment		1,420
Consulting Services — 1.9%		
CRA International*	8,425	406
LECG*	25,820	385
MAXIMUS	12,910	562
Watson Wyatt Worldwide, Cl A	9,770	439
Total Consulting Services		1,792
Containers-Metal/Glass — 1.3%		
Greif, Cl A	8,123	493
Silgan Holdings	13,285	714
Total Containers-Metal/Glass		1,207
Containers-Paper/Plastic — 0.5%		
Pactiv*	17,120	491
Total Containers-Paper/Plastic		491
Data Processing/Management — 0.6%		
Dun & Bradstreet	4,765	470
Fair Isaac	2,790	101
Total Data Processing/Management		571
Dental Supplies & Equipment — 0.4%		
Sirona Dental Systems*	11,585	413
Total Dental Supplies & Equipment		413
Diagnostic Equipment — 0.8%		
Gen-Probe*	5,805	387
Immucor*	9,765	349
Total Diagnostic Equipment		736
Diagnostic Kits — 0.7%		
Meridian Bioscience	20,862	633
Total Diagnostic Kits		633
Dialysis Centers — 0.4%		
Dialysis Corp of America*	43,076	420
Total Dialysis Centers		420
Direct Marketing — 0.4%		
Valuevision Media, Cl A*	44,780	332
Total Direct Marketing		332

Description	Shares	Value (000)
Disposable Medical Products — 0.6%		
C.R. Bard	6,115	$ 539
Total Disposable Medical Products		539
Diversified Manufacturing Operations — 0.2%		
Roper Industries	2,935	192
Total Diversified Manufacturing Operations		192
Diversified Operations — 0.4%		
Walter Industries	12,730	342
Total Diversified Operations		342
Electric Products-Miscellaneous — 0.4%		
Ametek	7,897	341
Total Electric Products-Miscellaneous		341
Electronic Components-Miscellaneous — 0.7%		
Celestica*	112,340	686
Total Electronic Components-Miscellaneous		686
Electronic Components-Semiconductors — 3.6%		
Bookham*	50,750	140
Diodes*	13,885	446
DSP Group*	42,150	667
Ikanos Communications*	81,055	451
ON Semiconductor*	32,660	410
QLogic*	21,390	288
Silicon Laboratories*	5,340	223
SiRF Technology Holdings*	21,580	461
Zoran*	18,940	383
Total Electronic Components-Semiconductors		3,469
Electronic Connectors — 1.0%		
Amphenol, Cl A	22,695	902
Total Electronic Connectors		902
Electronic Design Automation — 0.6%		
Synplicity*	92,330	576
Total Electronic Design Automation		576
Electronic Measuring Instruments — 1.3%		
National Instruments	17,215	591
Orbotech*	16,345	344
Trimble Navigation*	8,300	325
Total Electronic Measuring Instruments		1,260
Electronics-Military — 0.4%		
EDO	6,610	370
Total Electronics-Military		370
Enterprise Software/Services — 0.8%		
Novell*	69,460	531
PROS Holdings*	19,810	239
Total Enterprise Software/Services		770
Finance-Consumer Loans — 0.8%		
First Marblehead	7,255	275

SCHEDULE OF INVESTMENTS

Old Mutual Small Cap Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value (000)
Finance-Consumer Loans — continued		
Nelnet, Cl A	25,920	$ 473
Total Finance-Consumer Loans		748
Finance-Investment Banker/Broker — 0.8%		
Cowen*	36,630	506
Piper Jaffray*	4,500	241
Total Finance-Investment Banker/Broker		747
Finance-Other Services — 0.7%		
Asset Acceptance Capital	59,475	690
Total Finance-Other Services		690
Financial Guarantee Insurance — 1.0%		
Ram Holdings*	29,820	277
Security Capital Assurance	30,405	695
Total Financial Guarantee Insurance		972
Food-Baking — 0.6%		
Flowers Foods	26,380	575
Total Food-Baking		575
Food-Canned — 0.5%		
Del Monte Foods	46,975	493
Total Food-Canned		493
Footwear & Related Apparel — 0.3%		
Skechers U.S.A., Cl A*	14,680	324
Total Footwear & Related Apparel		324
Hotels & Motels — 0.3%		
Lodgian*	22,890	270
Total Hotels & Motels		270
Human Resources — 0.3%		
Hudson Highland Group*	20,360	259
Total Human Resources		259
Independent Power Producer — 0.1%		
Calpine*	31,060	47
Total Independent Power Producer		47
Industrial Audio & Video Products — 0.8%		
Dolby Laboratories, Cl A*	21,690	755
Total Industrial Audio & Video Products		755
Industrial Automation/Robot — 0.8%		
Cognex	21,225	377
Nordson	7,685	386
Total Industrial Automation/Robot		763
Instruments-Scientific — 1.0%		
PerkinElmer	20,150	588
Varian*	4,950	315
Total Instruments-Scientific		903

Description	Shares	Value (000)
Internet Application Software — 0.7%		
CryptoLogic	19,337	$ 387
DealerTrack Holdings*	6,895	289
Total Internet Application Software		676
Investment Management/Advisory Services — 1.7%		
Affiliated Managers Group*	9,025	1,151
AllianceBernstein Holding LP	5,760	507
Total Investment Management/Advisory Services		1,658
Lasers-Systems/Components — 1.0%		
Electro Scientific Industries*	22,800	546
Rofin-Sinar Technologies*	6,130	431
Total Lasers-Systems/Components		977
Life/Health Insurance — 2.2%		
Delphi Financial Group, Cl A	17,050	689
Reinsurance Group of America	8,105	460
StanCorp Financial Group	18,605	921
Total Life/Health Insurance		2,070
Machinery-General Industry — 0.5%		
Robbins & Myers	7,505	430
Total Machinery-General Industry		430
Machinery-Material Handling — 0.7%		
Columbus McKinnon*	26,280	654
Total Machinery-Material Handling		654
Medical Instruments — 1.8%		
Edwards Lifesciences*	4,995	246
Natus Medical*	44,800	714
Symmetry Medical*	43,580	728
Total Medical Instruments		1,688
Medical Products — 1.5%		
Orthofix International*	21,752	1,065
Syneron Medical*	13,980	331
Total Medical Products		1,396
Medical-Biomedical/Genetic — 1.0%		
Cambrex	9,420	103
Martek Biosciences*	14,960	434
Qiagen*	20,885	405
Total Medical-Biomedical/Genetic		942
Medical-Drugs — 2.6%		
Angiotech Pharmaceuticals*	156,210	979
Aspreva Pharmaceuticals*	18,660	383
Axcan Pharma*	32,750	680
Valeant Pharmaceuticals International*	30,390	471
Total Medical-Drugs		2,513
Medical-Generic Drugs — 0.3%		
Perrigo	12,955	277
Total Medical-Generic Drugs		277

SCHEDULE OF INVESTMENTS

Old Mutual Small Cap Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value (000)
Metal Processors & Fabricators — 0.5%		
Haynes International*	5,080	$ 434
Total Metal Processors & Fabricators		434
Miscellaneous Manufacturing — 1.1%		
Aptargroup	9,795	371
Trimas*	51,090	678
Total Miscellaneous Manufacturing		1,049
Multimedia — 1.7%		
Belo, Cl A	42,470	737
Corus Entertainment, Cl B	12,020	571
Gemstar-TV Guide International*	50,398	351
Total Multimedia		1,659
Networking Products — 0.1%		
Foundry Networks*	6,430	114
Total Networking Products		114
Non-Hazardous Waste Disposal — 0.5%		
Waste Connections*	14,130	449
Total Non-Hazardous Waste Disposal		449
Oil Companies-Exploration & Production — 1.4%		
Harvest Natural Resources*	59,030	705
Stone Energy*	16,830	673
Total Oil Companies-Exploration & Production		1,378
Oil Field Machinery & Equipment — 1.5%		
Dresser-Rand Group*	11,225	480
FMC Technologies*	16,430	947
Total Oil Field Machinery & Equipment		1,427
Oil-Field Services — 1.7%		
Acergy ADR	8,375	249
Key Energy Services*	43,660	742
Oceaneering International*	4,845	367
W-H Energy Services*	3,580	264
Total Oil-Field Services		1,622
Paper & Related Products — 1.3%		
Abitibi-Consolidated*	342,700	600
Bowater	26,510	396
Neenah Paper	7,685	254
Total Paper & Related Products		1,250
Platinum — 0.1%		
Stillwater Mining*	11,960	123
Total Platinum		123
Power Conversion/Supply Equipment — 0.5%		
Hubbell, Cl B	9,055	517
Total Power Conversion/Supply Equipment		517
Printing-Commercial — 0.8%		
Consolidated Graphics*	11,900	747
Total Printing-Commercial		747

Description	Shares	Value (000)
Property/Casualty Insurance — 2.7%		
Arch Capital Group*	15,365	$ 1,143
CNA Surety*	32,240	569
RLI	14,635	830
Total Property/Casualty Insurance		2,542
Publishing-Books — 1.0%		
John Wiley & Sons, Cl A	21,355	960
Total Publishing-Books		960
Publishing-Periodicals — 0.5%		
Playboy Enterprises, Cl B*	41,990	451
Total Publishing-Periodicals		451
Radio — 0.2%		
Radio One, Cl D*	45,023	168
Total Radio		168
Reinsurance — 2.5%		
Aspen Insurance Holdings	25,900	723
Endurance Specialty Holdings	9,940	413
Montpelier Re Holdings	32,950	583
Platinum Underwriters Holdings	7,100	256
Validus Holdings*	17,620	427
Total Reinsurance		2,402
REITs-Hotels — 0.5%		
FelCor Lodging Trust	23,940	477
Total REITs-Hotels		477
REITs-Mortgage — 0.4%		
MFA Mortgage Investments	52,450	422
Total REITs-Mortgage		422
REITs-Office Property — 0.4%		
American Financial Realty Trust	50,050	403
Total REITs-Office Property		403
Rental Auto/Equipment — 0.3%		
H&E Equipment Services*	17,380	313
Total Rental Auto/Equipment		313
Resorts/Theme Parks — 0.6%		
Vail Resorts*	8,845	551
Total Resorts/Theme Parks		551
Retail-Apparel/Shoe — 1.4%		
Brown Shoe	8,505	165
Footstar	41,574	191
Kenneth Cole Productions, Cl A	18,260	354
Men's Wearhouse	3,365	170
Syms	29,560	444
Total Retail-Apparel/Shoe		1,324

SCHEDULE OF INVESTMENTS

Old Mutual Small Cap Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value (000)
Retail-Auto Parts — 0.3%		
O'Reilly Automotive*	9,730	$ 325
Total Retail-Auto Parts		325
Retail-Automobile — 0.5%		
Group 1 Automotive	14,680	493
Total Retail-Automobile		493
Retail-Bookstore — 0.5%		
Barnes & Noble	14,335	505
Total Retail-Bookstore		505
Retail-Office Supplies — 0.3%		
School Specialty*	9,435	327
Total Retail-Office Supplies		327
Retail-Propane Distributors — 1.2%		
Star Gas Partners LP*	246,230	1,118
Total Retail-Propane Distributors		1,118
Retail-Sporting Goods — 0.5%		
Hibbett Sports*	18,835	467
Total Retail-Sporting Goods		467
Retail-Video Rental — 0.1%		
Blockbuster, Cl A*	18,760	101
Total Retail-Video Rental		101
S&L/Thrifts-Eastern US — 0.4%		
Brookline Bancorp	31,480	365
Total S&L/Thrifts-Eastern US		365
Schools — 1.3%		
Capella Education*	11,355	635
Learning Tree International*	36,420	647
Total Schools		1,282
Semiconductor Components-Integrated Circuits — 0.4%		
Emulex*	17,340	332
Total Semiconductor Components-Integrated Circuits		332
Semiconductor Equipment — 0.9%		
Brooks Automation*	19,020	271
MKS Instruments*	17,970	342
Ultratech*	19,880	275
Total Semiconductor Equipment		888
Specified Purpose Acquisition — 0.1%		
Marathon Acquisition*	13,420	126
Total Specified Purpose Acquisition		126
Steel Pipe & Tube — 0.1%		
Mueller Water Products, Cl A	9,310	115
Total Steel Pipe & Tube		115
Telecommunications Equipment — 1.6%		
CommScope*	13,160	$ 661
Plantronics	19,530	557
Tollgrade Communications*	28,520	289
Total Telecommunications Equipment		1,507
Telecommunications Services — 1.5%		
Embarq	4,305	239
MasTec*	30,050	423
NTELOS Holdings	12,125	357
RCN	33,450	412
Total Telecommunications Services		1,431
Telephone-Integrated — 0.4%		
IDT, Cl B*	42,380	355
Total Telephone-Integrated		355
Television — 0.2%		
Sinclair Broadcast Group, Cl A	18,450	222
Total Television		222
Transport-Air Freight — 0.3%		
ABX Air*	38,180	270
Total Transport-Air Freight		270
Transport-Equipment & Leasing — 1.0%		
GATX	5,250	224
Genesis Lease ADR	26,280	654
Greenbrier	4,030	108
Total Transport-Equipment & Leasing		986
Transport-Truck — 0.1%		
Landstar System	3,200	134
Total Transport-Truck		134
Travel Services — 0.2%		
Ambassadors Group	5,200	198
Total Travel Services		198
Vitamins & Nutrition Products — 0.3%		
Herbalife	6,820	310
Total Vitamins & Nutrition Products		310
Wire & Cable Products — 0.6%		
General Cable*	8,165	548
Total Wire & Cable Products		548
Wireless Equipment — 0.6%		
InterDigital*	25,190	524
Total Wireless Equipment		524
Total Common Stock (Cost $82,385)		91,680

SCHEDULE OF INVESTMENTS

Old Mutual Small Cap Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value (000)
MONEY MARKET FUND — 3.8%		
Evergreen Select Money Market Fund, Institutional Class, 5.250% (A)	3,618,636	$ 3,619
Total Money Market Fund (Cost $3,619)		3,619
Total Investments — 100.1% † (Cost $86,004)		95,299
Other Assets and Liabilities, Net — (0.1%)		(93)
Total Net Assets — 100.0%		$ 95,206

* Non-income producing security.

(A) — The rate reported represents the 7-day effective yield as of September 30, 2007.

ADR — American Depositary Receipt

Cl — Class

LP — Limited Partnership

REITs — Real Estate Investment Trusts

S&L — Savings and Loan

Ser — Series

Cost figures are shown with "000's" omitted.

† At September 30, 2007, the tax basis cost of the Portfolio's investments was $86,004,017, and the unrealized appreciation and depreciation were $14,751,262 and $(5,456,633), respectively.

For information regarding the Portfolio's policy regarding valuation of investments and other significant accounting policies, please refer to the Portfolio's most recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Select Value Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 96.6%		
Applications Software — 6.1%		
Microsoft	90,500	$ 2,666
Total Applications Software		2,666
Beverages-Non-Alcoholic — 1.8%		
Coca-Cola	13,980	803
Total Beverages-Non-Alcoholic		803
Cable TV — 4.1%		
Comcast, Special Cl A*	74,550	1,786
Total Cable TV		1,786
Chemicals-Diversified — 2.6%		
E.I. du Pont de Nemours	23,160	1,148
Total Chemicals-Diversified		1,148
Computers-Memory Devices — 1.5%		
EMC*	30,580	636
Total Computers-Memory Devices		636
Diversified Manufacturing Operations — 8.3%		
3M	17,960	1,681
General Electric	46,500	1,925
Total Diversified Manufacturing Operations		3,606
Electric-Integrated — 2.2%		
Dominion Resources	11,600	978
Total Electric-Integrated		978
Fiduciary Banks — 3.5%		
State Street	22,200	1,513
Total Fiduciary Banks		1,513
Finance-Investment Banker/Broker — 7.0%		
JPMorgan Chase	41,800	1,915
Morgan Stanley	17,910	1,129
Total Finance-Investment Banker/Broker		3,044
Food-Miscellaneous/Diversified — 4.6%		
General Mills	34,600	2,007
Total Food-Miscellaneous/Diversified		2,007
Insurance Brokers — 1.5%		
Marsh & McLennan	26,100	665
Total Insurance Brokers		665
Medical Instruments — 2.5%		
Medtronic	18,950	1,069
Total Medical Instruments		1,069
Medical-Drugs — 8.3%		
Pfizer	81,740	1,997
Wyeth	36,380	1,621
Total Medical-Drugs		3,618

Description	Shares	Value (000)
Metal Processors & Fabricators — 3.7%		
Sterlite Industries ADR*	86,730	$ 1,604
Total Metal Processors & Fabricators		1,604
Multi-Line Insurance — 9.3%		
American International Group	31,100	2,104
XL Capital, Cl A	24,710	1,957
Total Multi-Line Insurance		4,061
Oil Companies-Integrated — 6.3%		
BP ADR	25,200	1,748
ConocoPhillips	11,500	1,009
Total Oil Companies-Integrated		2,757
Pipelines — 4.1%		
El Paso	104,940	1,781
Total Pipelines		1,781
Property/Casualty Insurance — 1.0%		
Travelers	8,560	431
Total Property/Casualty Insurance		431
Reinsurance — 4.3%		
Berkshire Hathaway, Cl A*	16	1,896
Total Reinsurance		1,896
Retail-Discount — 3.4%		
Wal-Mart Stores	34,200	1,493
Total Retail-Discount		1,493
Retail-Drug Store — 4.5%		
Walgreen	41,160	1,944
Total Retail-Drug Store		1,944
Semiconductor Components-Integrated Circuits — 3.5%		
Maxim Integrated Products	52,600	1,544
Total Semiconductor Components-Integrated Circuits		1,544
Super-Regional Banks-US — 2.5%		
Fifth Third Bancorp	32,500	1,101
Total Super-Regional Banks-US		1,101
Total Common Stock (Cost $36,972)		42,151
MONEY MARKET FUND — 3.4%		
Evergreen Select Money Market Fund, Institutional Class, 5.250% (A)	1,463,533	1,464
Total Money Market Fund (Cost $1,464)		1,464

SCHEDULE OF INVESTMENTS

Old Mutual Select Value Portfolio
September 30, 2007 (Unaudited)

Description	Value (000)
Total Investments — 100.0% † (Cost $38,436)	$ 43,615
Other Assets and Liabilities, Net — 0.0%	4
Total Net Assets — 100.0%	$ 43,619

* Non-income producing security.
(A) — The rate reported represents the 7-day effective yield
    as of September 30, 2007.
ADR — American Depositary Receipt
Cl — Class
Cost figures are shown with "000's" omitted.

† At September 30, 2007, the tax basis cost of the Portfolio's
    investments was $38,436,341, and the unrealized
    appreciation and depreciation were $5,598,777 and
    $(419,727), respectively.

For information regarding the Portfolio's policy regarding
    valuation of investments and other significant accounting
    policies, please refer to the Portfolio's most recent semi-
    annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Columbus Circle Technology & Communications Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 98.4%		
Applications Software — 3.4%		
Microsoft	45,900	$ 1,352
Salesforce.com*	20,900	1,073
Total Applications Software		2,425
Building Products-Light Fixtures — 1.0%		
LSI Industries	33,400	685
Total Building Products-Light Fixtures		685
Cable TV — 1.8%		
Rodgers Communications, Cl B	28,900	1,316
Total Cable TV		1,316
Cellular Telecommunications — 2.5%		
NII Holdings*	21,600	1,774
Total Cellular Telecommunications		1,774
Computer Services — 1.9%		
DST Systems*	15,400	1,321
Total Computer Services		1,321
Computer Software — 1.9%		
Omniture*	45,072	1,367
Total Computer Software		1,367
Computers — 13.4%		
Apple*	25,200	3,869
Dell*	62,700	1,731
Hewlett-Packard	34,200	1,703
Research In Motion*	22,400	2,207
Total Computers		9,510
Computers-Integrated Systems — 2.2%		
Riverbed Technology*	26,600	1,074
Stratasys*	19,000	524
Total Computers-Integrated Systems		1,598
Data Processing/Management — 2.5%		
NAVTEQ*	22,700	1,770
Total Data Processing/Management		1,770
Decision Support Software — 1.5%		
Interactive Intelligence*	56,500	1,074
Total Decision Support Software		1,074
E-Commerce/Products — 2.0%		
Amazon.com*	15,400	1,435
Total E-Commerce/Products		1,435
Electronic Components-Miscellaneous — 2.9%		
Garmin	6,800	812
Gentex	56,512	1,212
Total Electronic Components-Miscellaneous		2,024
Electronic Components-Semiconductors — 7.3%		
Broadcom, Cl A*	31,100	1,133

Description	Shares	Value (000)
Electronic Components-Semiconductors — continued		
MEMC Electronic Materials*	11,724	$ 690
Netlogic Microsystems*	29,900	1,080
NVIDIA*	23,600	855
ON Semiconductor (A)*	57,700	725
Texas Instruments	19,700	721
Total Electronic Components-Semiconductors		5,204
Electronic Forms — 3.0%		
Adobe Systems*	49,648	2,168
Total Electronic Forms		2,168
Electronic Measuring Instruments — 1.4%		
Trimble Navigation*	26,000	1,019
Total Electronic Measuring Instruments		1,019
Energy-Alternate Sources — 2.0%		
First Solar*	12,000	1,413
Total Energy-Alternate Sources		1,413
Enterprise Software/Services — 2.4%		
Oracle*	79,200	1,715
Total Enterprise Software/Services		1,715
Instruments-Scientific — 2.9%		
Thermo Fisher Scientific*	35,700	2,061
Total Instruments-Scientific		2,061
Internet Application Software — 1.0%		
DealerTrack Holdings*	16,600	695
Total Internet Application Software		695
Internet Security — 4.5%		
Blue Coat Systems*	17,500	1,378
Vasco Data Security International*	20,000	706
VeriSign*	33,000	1,114
Total Internet Security		3,198
Medical Instruments — 3.8%		
Intuitive Surgical*	6,000	1,380
St. Jude Medical*	30,700	1,353
Total Medical Instruments		2,733
Medical-Biomedical/Genetic — 2.0%		
Celgene*	19,927	1,421
Total Medical-Biomedical/Genetic		1,421
Medical-Drugs — 1.4%		
Shire ADR	13,479	997
Total Medical-Drugs		997
Medical-Generic Drugs — 0.9%		
Teva Pharmaceutical Industries ADR	15,300	680
Total Medical-Generic Drugs		680
Networking Products — 8.0%		
Cisco Systems*	88,300	2,924

SCHEDULE OF INVESTMENTS

Old Mutual Columbus Circle Technology & Communications Portfolio
September 30, 2007 (Unaudited)

Description	Shares/Contracts	Value (000)
Networking Products — continued		
Juniper Networks*	43,200	$ 1,581
Starent Networks*	56,000	1,182
Total Networking Products		5,687
Oil-Field Services — 1.7%		
Schlumberger	11,700	1,228
Total Oil-Field Services		1,228
Semiconductor Equipment — 4.9%		
Applied Materials	94,400	1,954
Varian Semiconductor Equipment Associates*	28,500	1,525
Total Semiconductor Equipment		3,479
Software Tools — 1.6%		
VMware, Cl A*	13,400	1,139
Total Software Tools		1,139
Telecommunications Equipment-Fiber Optics — 1.1%		
Ciena*	20,600	784
Total Telecommunications Equipment-Fiber Optics		784
Transactional Software — 1.1%		
Synchronoss Technologies*	17,900	753
Total Transactional Software		753
Web Portals/ISP — 4.0%		
Google, Cl A*	5,000	2,836
Total Web Portals/ISP		2,836
Wireless Equipment — 6.4%		
Nokia ADR	80,500	3,053
Qualcomm (A)	34,800	1,471
Total Wireless Equipment		4,524
Total Common Stock		
(Cost $47,539)		70,033
MONEY MARKET FUND— 1.1%		
Evergreen Select Money Market Fund, Institutional Class, 5.250% (B)	776,653	777
Total Money Market Fund		
(Cost $777)		777
Total Investments — 99.5% †		
(Cost $48,316)		70,810
WRITTEN OPTIONS — (0.1)%		
ON Semiconductor, January 2008, 100 Call, Strike Price: $12.50	(120)	(15)
Qualcomm, January 2008, 100 Call, Strike Price: $45.00	(230)	(42)
Total Written Options		
(Proceeds $(41))		(57)

Description		Value (000)
Other Assets and Liabilities, Net — 0.6%	$	398
Total Net Assets — 100.0%	$	71,151

* Non-income producing security.
(A) — All or a portion of this security is held as collateral for open written index option contracts.
(B) — The rate reported represents the 7-day effective yield as of September 30, 2007.
ADR — American Depositary Receipt
Cl — Class
ISP — Internet Service Provider
Cost figures are shown with "000's" omitted.

† At September 30, 2007, the tax basis cost of the Portfolio's investments, excluding written options, was $48,315,805, and the unrealized appreciation and depreciation were $22,664,843 and $(170,314), respectively.

For information regarding the Portfolio's policy regarding valuation of investments and other significant accounting policies, please refer to the Portfolio's most recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Large Cap Growth Concentrated Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 98.8%		
Agricultural Chemicals — 3.2%		
Monsanto	24,740	$ 2,121
Total Agricultural Chemicals		2,121
Agricultural Operations — 1.9%		
Bunge	11,720	1,259
Total Agricultural Operations		1,259
Apparel Manufacturers — 2.2%		
Coach*	16,630	786
Guess ?	12,940	635
Total Apparel Manufacturers		1,421
Applications Software — 1.2%		
Microsoft	25,800	760
Total Applications Software		760
Beverages-Non-Alcoholic — 3.0%		
PepsiCo	26,960	1,975
Total Beverages-Non-Alcoholic		1,975
Cable TV — 0.8%		
Comcast, Cl A*	23,300	563
Total Cable TV		563
Casino Hotels — 1.0%		
Las Vegas Sands*	5,020	670
Total Casino Hotels		670
Casino Services — 1.4%		
International Game Technology	21,000	905
Total Casino Services		905
Cellular Telecommunications — 4.0%		
China Mobile ADR	14,380	1,180
NII Holdings*	17,700	1,454
Total Cellular Telecommunications		2,634
Computer Services — 1.2%		
Cognizant Technology Solutions, Cl A*	9,900	790
Total Computer Services		790
Computers — 5.0%		
Apple*	11,560	1,775
Hewlett-Packard	12,800	637
International Business Machines	7,220	851
Total Computers		3,263
Consulting Services — 1.0%		
Accenture, Cl A	16,700	672
Total Consulting Services		672

Description	Shares	Value (000)
Cosmetics & Toiletries — 1.1%		
Procter & Gamble	10,100	$ 710
Total Cosmetics & Toiletries		710
Data Processing/Management — 2.3%		
Fiserv*	12,200	620
MasterCard, Cl A	5,890	872
Total Data Processing/Management		1,492
Diversified Manufacturing Operations — 6.1%		
Danaher	10,100	836
General Electric	51,840	2,146
Illinois Tool Works	16,700	996
Total Diversified Manufacturing Operations		3,978
E-Commerce/Services — 1.2%		
eBay*	20,800	812
Total E-Commerce/Services		812
Electronic Components-Semiconductors — 5.9%		
Broadcom, Cl A*	22,880	834
Intel	78,870	2,039
Texas Instruments	26,500	970
Total Electronic Components-Semiconductors		3,843
Energy-Alternate Sources — 2.1%		
Sunpower, Cl A*	16,320	1,352
Total Energy-Alternate Sources		1,352
Engineering/R&D Services — 2.6%		
Jacobs Engineering Group*	15,035	1,136
McDermott International*	10,000	541
Total Engineering/R&D Services		1,677
Entertainment Software — 0.8%		
Electronic Arts*	9,500	532
Total Entertainment Software		532
Finance-Credit Card — 1.4%		
American Express	15,670	930
Total Finance-Credit Card		930
Finance-Investment Banker/Broker — 2.9%		
Goldman Sachs Group	4,240	919
Morgan Stanley	15,300	964
Total Finance-Investment Banker/Broker		1,883
Finance-Other Services — 4.9%		
CME Group	2,320	1,363
IntercontinentalExchange*	6,070	922
Nymex Holdings	6,920	901
Total Finance-Other Services		3,186
Hotels & Motels — 1.6%		
Marriott International, Cl A	24,600	1,069
Total Hotels & Motels		1,069

SCHEDULE OF INVESTMENTS

Old Mutual Large Cap Growth Concentrated Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value (000)
Industrial Gases — 1.0%		
Praxair	7,700	$ 645
Total Industrial Gases		645
Investment Management/Advisory Services — 3.5%		
Franklin Resources	14,720	1,877
T Rowe Price Group	7,200	401
Total Investment Management/Advisory Services		2,278
Machinery-Farm — 1.3%		
Deere	5,720	849
Total Machinery-Farm		849
Medical Products — 4.4%		
Baxter International	23,840	1,342
Becton Dickinson	10,500	862
Johnson & Johnson	9,900	650
Total Medical Products		2,854
Medical-Biomedical/Genetic — 1.0%		
Amgen*	11,400	645
Total Medical-Biomedical/Genetic		645
Medical-Drugs — 3.3%		
Abbott Laboratories	17,050	914
Allergan	19,570	1,262
Total Medical-Drugs		2,176
Medical-HMO — 1.1%		
Aetna	13,100	711
Total Medical-HMO		711
Multi-Line Insurance — 0.9%		
American International Group	8,400	568
Total Multi-Line Insurance		568
Networking Products — 4.1%		
Cisco Systems*	80,370	2,661
Total Networking Products		2,661
Oil Companies-Exploration & Production — 1.7%		
XTO Energy	18,080	1,118
Total Oil Companies-Exploration & Production		1,118
Oil-Field Services — 5.5%		
Halliburton	26,000	998
Schlumberger	19,010	1,996
Smith International	8,585	613
Total Oil-Field Services		3,607
Retail-Drug Store — 1.2%		
Walgreen	16,900	798
Total Retail-Drug Store		798
Retail-Jewelry — 0.9%		
Tiffany	11,700	613
Total Retail-Jewelry		613

Description	Shares	Value (000)
Semiconductor Equipment — 1.5%		
Applied Materials	49,120	$ 1,017
Total Semiconductor Equipment		1,017
Telecommunications Equipment-Fiber Optics — 1.0%		
Corning	25,900	638
Total Telecommunications Equipment-Fiber Optics		638
Therapeutics — 2.0%		
Gilead Sciences*	32,000	1,308
Total Therapeutics		1,308
Transport-Services — 1.3%		
CH Robinson Worldwide	15,330	832
Total Transport-Services		832
Web Portals/ISP — 4.3%		
Google, Cl A*	4,930	2,796
Total Web Portals/ISP		2,796
Total Common Stock (Cost $52,049)		64,611
MONEY MARKET FUND— 1.1%		
Evergreen Select Money Market Fund, Institutional Class, 5.250% (A)	724,325	724
Total Money Market Fund (Cost $724)		724
Total Investments — 99.9% † (Cost $52,773)		65,335
Other Assets and Liabilities, Net — 0.1%		49
Total Net Assets — 100.0%		$ 65,384

* Non-income producing security.
(A) — The rate reported represents the 7-day effective yield as of September 30, 2007.
ADR — American Depositary Receipt
Cl — Class
HMO — Health Maintenance Organization
ISP — Internet Service Provider
R&D — Research and Development
Cost figures are shown with "000's" omitted.

† At September 30, 2007, the tax basis cost of the Portfolio's investments was $52,772,938, and the unrealized appreciation and depreciation were $13,059,188 and $(496,820), respectively.

For information regarding the Portfolio's policy regarding valuation of investments and other significant accounting policies, please refer to the Portfolio's most recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Mid-Cap Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value
COMMON STOCK — 96.9%		
Aerospace/Defense-Equipment — 1.9%		
DRS Technologies	540	$ 29,765
Goodrich	310	21,151
Total Aerospace/Defense-Equipment		50,916
Agricultural Operations — 0.5%		
Tejon Ranch*	340	14,076
Total Agricultural Operations		14,076
Airlines — 2.0%		
Delta Air Lines*	1,100	19,745
UAL*	360	16,751
US Airways Group*	720	18,900
Total Airlines		55,396
Applications Software — 3.2%		
Citrix Systems*	1,190	47,981
Intuit*	1,300	39,390
Total Applications Software		87,371
Building-Heavy Construction — 0.7%		
Washington Group International*	220	19,318
Total Building-Heavy Construction		19,318
Chemicals-Diversified — 1.5%		
Lyondell Chemical	900	41,715
Total Chemicals-Diversified		41,715
Coal — 1.5%		
Arch Coal	1,170	39,476
Total Coal		39,476
Commercial Services — 1.0%		
Alliance Data Systems*	350	27,104
Total Commercial Services		27,104
Communications Software — 0.8%		
Avid Technology*	790	21,393
Total Communications Software		21,393
Computers — 0.5%		
Sun Microsystems*	2,260	12,679
Total Computers		12,679
Containers-Paper/Plastic — 1.1%		
Sealed Air	1,200	30,672
Total Containers-Paper/Plastic		30,672
Data Processing/Management — 0.8%		
Fiserv*	410	20,853
Total Data Processing/Management		20,853
Dental Supplies & Equipment — 0.9%		
Patterson*	630	24,324
Total Dental Supplies & Equipment		24,324

Description	Shares	Value
Dialysis Centers — 0.7%		
DaVita*	280	$ 17,690
Total Dialysis Centers		17,690
Diversified Manufacturing Operations — 1.8%		
Dover	950	48,402
Total Diversified Manufacturing Operations		48,402
E-Commerce/Services — 3.2%		
Expedia*	1,050	33,474
Liberty Media - Interactive, Cl A*	2,827	54,307
Total E-Commerce/Services		87,781
Electronic Components-Miscellaneous — 0.8%		
Flextronics International*	1,930	21,577
Total Electronic Components-Miscellaneous		21,577
Electronic Components-Semiconductors — 5.8%		
DSP Group*	2,730	43,216
Fairchild Semiconductor International*	310	5,791
Micron Technology*	1,800	19,980
QLogic*	2,970	39,946
Semtech*	980	20,070
SiRF Technology Holdings*	1,390	29,677
Total Electronic Components-Semiconductors		158,680
Entertainment Software — 0.6%		
Electronic Arts*	300	16,797
Total Entertainment Software		16,797
Finance-Commercial — 0.4%		
CIT Group	240	9,648
Total Finance-Commercial		9,648
Finance-Credit Card — 0.6%		
Discover Financial Services*	760	15,808
Total Finance-Credit Card		15,808
Finance-Investment Banker/Broker — 4.3%		
Greenhill	450	27,473
Knight Capital Group, Cl A*	1,180	14,113
MF Global*	700	20,300
optionsXpress Holdings	2,060	53,848
Total Finance-Investment Banker/Broker		115,734
Finance-Other Services — 0.9%		
Asset Acceptance Capital	2,040	23,664
Total Finance-Other Services		23,664
Food-Wholesale/Distribution — 1.3%		
United Natural Foods*	1,310	35,658
Total Food-Wholesale/Distribution		35,658
Gas-Distribution — 0.9%		
WGL Holdings	720	24,401
Total Gas-Distribution		24,401

SCHEDULE OF INVESTMENTS

Old Mutual Mid-Cap Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value
Hotels & Motels — 1.3%		
Wyndham Worldwide	1,100	$ 36,036
Total Hotels & Motels		36,036
Human Resources — 1.8%		
Hewitt Associates, Cl A*	1,410	49,420
Total Human Resources		49,420
Independent Power Producer — 2.1%		
Calpine*	4,600	6,946
Mirant*	920	37,426
Reliant Energy*	500	12,800
Total Independent Power Producer		57,172
Industrial Automation/Robot — 0.9%		
Cognex	1,370	24,331
Total Industrial Automation/Robot		24,331
Internet Security — 0.4%		
Checkfree*	230	10,704
Total Internet Security		10,704
Investment Companies — 0.5%		
KKR Financial Holdings	800	13,480
Total Investment Companies		13,480
Linen Supply & Related Items — 1.0%		
Cintas	710	26,341
Total Linen Supply & Related Items		26,341
Machinery-Print Trade — 0.5%		
Zebra Technologies, Cl A*	380	13,866
Total Machinery-Print Trade		13,866
Medical Information Systems — 1.6%		
IMS Health	1,380	42,283
Total Medical Information Systems		42,283
Medical Labs & Testing Services — 1.2%		
MDS	660	14,223
Quest Diagnostics	330	19,064
Total Medical Labs & Testing Services		33,287
Medical-Biomedical/Genetic — 1.0%		
Invitrogen*	330	26,971
Total Medical-Biomedical/Genetic		26,971
Medical-Drugs — 2.4%		
Angiotech Pharmaceuticals*	6,170	38,686
Forest Laboratories*	730	27,222
Total Medical-Drugs		65,908
Medical-HMO — 0.7%		
Magellan Health Services*	450	18,261
Total Medical-HMO		18,261

Description	Shares	Value
Medical-Outpatient/Home Medical — 2.4%		
Lincare Holdings*	1,770	$ 64,870
Total Medical-Outpatient/Home Medical		64,870
Metal Processors & Fabricators — 2.4%		
Haynes International*	240	20,489
Sterlite Industries ADR*	2,360	43,660
Total Metal Processors & Fabricators		64,149
Motion Pictures & Services — 1.6%		
Macrovision*	1,750	43,103
Total Motion Pictures & Services		43,103
Multi-Line Insurance — 0.8%		
XL Capital, Cl A	260	20,592
Total Multi-Line Insurance		20,592
Non-Hazardous Waste Disposal — 1.2%		
Allied Waste Industries*	2,540	32,385
Total Non-Hazardous Waste Disposal		32,385
Office Automation & Equipment — 2.1%		
Pitney Bowes	1,230	55,867
Total Office Automation & Equipment		55,867
Oil & Gas Drilling — 0.5%		
Rowan	370	13,535
Total Oil & Gas Drilling		13,535
Oil-Field Services — 2.6%		
Exterran Holdings*	586	47,079
Helix Energy Solutions Group*	570	24,202
Total Oil-Field Services		71,281
Paper & Related Products — 2.5%		
Abitibi-Consolidated*	16,350	28,613
MeadWestvaco	440	12,993
Smurfit-Stone Container*	2,350	27,448
Total Paper & Related Products		69,054
Pharmacy Services — 0.5%		
Omnicare	450	14,909
Total Pharmacy Services		14,909
Pipelines — 1.9%		
El Paso	3,070	52,098
Total Pipelines		52,098
Platinum — 0.7%		
Stillwater Mining*	1,870	19,242
Total Platinum		19,242
Printing-Commercial — 1.8%		
RR Donnelley & Sons	770	28,151
Valassis Communications*	2,430	21,676
Total Printing-Commercial		49,827

SCHEDULE OF INVESTMENTS

Old Mutual Mid-Cap Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value		Description	Shares	Value
Publishing-Books — 0.2%				**Therapeutics — continued**		
Scholastic*	170	$ 5,926		Medicines*	3,160	$ 56,279
Total Publishing-Books		5,926		Warner Chilcott, Cl A*	1,330	23,634
				Total Therapeutics		95,209
Real Estate Operation/Development — 0.7%				**Wireless Equipment — 0.4%**		
St. Joe	590	19,830		RF Micro Devices*	1,660	11,172
Total Real Estate Operation/Development		19,830		Total Wireless Equipment		11,172
Reinsurance — 7.2%				Total Common Stock		
Allied World Assurance Holdings	400	20,764		(Cost $2,378,034)		2,631,970
Aspen Insurance Holdings	2,320	64,751				
Everest Re Group	290	31,969		**MONEY MARKET FUND — 4.0%**		
Montpelier Re Holdings	2,950	52,215		Evergreen Select Money Market Fund, Institutional Class, 5.250% (A)	108,140	108,140
Validus Holdings*	1,090	26,422				
Total Reinsurance		196,121		Total Money Market Fund		
REITs-Diversified — 1.0%				(Cost $108,140)		108,140
CapitalSource	1,350	27,324		Total Investments — 100.9% †		
Total REITs-Diversified		27,324		(Cost $2,486,174)		2,740,110
REITs-Mortgage — 0.9%				Other Assets and Liabilities, Net — (0.9%)		(23,398)
Annaly Capital Management	1,450	23,099				
Total REITs-Mortgage		23,099		Total Net Assets — 100.0%		$ 2,716,712
Rental Auto/Equipment — 1.7%						
Avis Budget Group*	860	19,685				
RSC Holdings*	1,640	26,896				
Total Rental Auto/Equipment		46,581				
Retail-Office Supplies — 0.6%						
OfficeMax	500	17,135				
Total Retail-Office Supplies		17,135				
Semiconductor Components-Integrated Circuits — 2.9%						
Cypress Semiconductor*	610	17,818				
Maxim Integrated Products	2,080	61,048				
Total Semiconductor Components-Integrated Circuits		78,866				
Semiconductor Equipment — 0.6%						
Novellus Systems*	550	14,993				
Total Semiconductor Equipment		14,993				
Telecommunications Equipment-Fiber Optics — 1.1%						
JDS Uniphase*	2,080	31,117				
Total Telecommunications Equipment-Fiber Optics		31,117				
Telecommunications Services — 0.8%						
Amdocs*	560	20,826				
Total Telecommunications Services		20,826				
Telephone-Integrated — 1.2%						
Level 3 Communications*	7,240	33,666				
Total Telephone-Integrated		33,666				
Therapeutics — 3.5%						
ImClone Systems*	370	15,296				

* Non-income producing security.
(A) — The rate reported represents the 7-day effective yield as of September 30, 2007.
ADR — American Depositary Receipt
Cl — Class
HMO — Health Maintenance Organization
REITs — Real Estate Investment Trusts

† At September 30, 2007, the tax basis cost of the Portfolio's investments was $2,486,174, and the unrealized appreciation and depreciation were $354,389 and $(100,453), respectively.

For information regarding the Portfolio's policy regarding valuation of investments and other significant accounting policies, please refer to the Portfolio's most recent semi-annual or annual financial statements.

SCHEDULE OF INVESTMENTS

Old Mutual Small Cap Growth Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value
COMMON STOCK — 95.9%		
Aerospace/Defense-Equipment — 2.5%		
B/E Aerospace*	2,100	$ 87,213
Total Aerospace/Defense-Equipment		87,213
Apparel Manufacturers — 0.7%		
Gymboree*	740	26,078
Total Apparel Manufacturers		26,078
Applications Software — 1.6%		
Nuance Communications*	2,895	55,902
Total Applications Software		55,902
Auction House/Art Dealer — 0.8%		
Sotheby's	615	29,391
Total Auction House/Art Dealer		29,391
Audio/Video Products — 0.7%		
DTS*	874	26,543
Total Audio/Video Products		26,543
Auto/Truck Parts & Equipment-Original — 0.4%		
Amerigon*	870	15,060
Total Auto/Truck Parts & Equipment-Original		15,060
Commercial Services — 1.1%		
ExlService Holdings*	1,839	39,097
Total Commercial Services		39,097
Computer Services — 0.9%		
Syntel	757	31,476
Total Computer Services		31,476
Computer Software — 3.0%		
Double-Take Software*	2,740	52,361
Omniture*	1,790	54,273
Total Computer Software		106,634
Computers-Integrated Systems — 1.1%		
Riverbed Technology*	935	37,765
Total Computers-Integrated Systems		37,765
Consulting Services — 4.7%		
Advisory Board*	965	56,423
FTI Consulting*	1,196	60,171
Huron Consulting Group*	693	50,326
Total Consulting Services		166,920
Data Processing/Management — 1.2%		
Commvault Systems*	2,380	44,078
Total Data Processing/Management		44,078
Diagnostic Equipment — 0.7%		
Hansen Medical*	864	23,423
Total Diagnostic Equipment		23,423

Description	Shares	Value
E-Commerce/Products — 0.7%		
Blue Nile*	245	$ 23,059
Total E-Commerce/Products		23,059
E-Commerce/Services — 1.7%		
Priceline.com*	690	61,238
Total E-Commerce/Services		61,238
E-Services/Consulting — 2.4%		
GSI Commerce*	1,270	33,782
Perficient*	2,323	50,804
Total E-Services/Consulting		84,586
Educational Software — 0.9%		
Blackboard*	690	31,630
Total Educational Software		31,630
Electronic Components-Semiconductors — 1.4%		
Netlogic Microsystems*	1,385	50,012
Total Electronic Components-Semiconductors		50,012
Electronic Design Automation — 2.2%		
Comtech Group*	2,890	52,627
Magma Design Automation*	1,920	27,014
Total Electronic Design Automation		79,641
Electronic Measuring Instruments — 1.6%		
Itron*	630	58,634
Total Electronic Measuring Instruments		58,634
Electronic Security Devices — 0.9%		
Taser International*	2,095	32,871
Total Electronic Security Devices		32,871
Enterprise Software/Services — 2.1%		
Taleo, Cl A*	1,299	33,008
Ultimate Software Group*	1,145	39,960
Total Enterprise Software/Services		72,968
Entertainment Software — 0.8%		
THQ*	1,165	29,102
Total Entertainment Software		29,102
Finance-Other Services — 1.8%		
FCStone Group*	780	25,171
GFI Group*	445	38,323
Total Finance-Other Services		63,494
Food-Miscellaneous/Diversified — 0.9%		
SunOpta*	2,182	31,617
Total Food-Miscellaneous/Diversified		31,617
Gambling (Non-Hotel) — 1.2%		
Pinnacle Entertainment*	1,610	43,840
Total Gambling (Non-Hotel)		43,840

SCHEDULE OF INVESTMENTS

Old Mutual Small Cap Growth Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value
Hotels & Motels — 0.5%		
Morgans Hotel Group*	760	$ 16,530
Total Hotels & Motels		16,530
Import/Export — 0.2%		
Castle Brands*	1,769	7,784
Total Import/Export		7,784
Industrial Audio & Video Products — 0.5%		
SRS Labs*	2,445	17,922
Total Industrial Audio & Video Products		17,922
Insurance Brokers — 0.8%		
eHealth*	1,074	29,750
Total Insurance Brokers		29,750
Internet Application Software — 3.5%		
DealerTrack Holdings*	2,490	104,281
Vocus*	749	21,901
Total Internet Application Software		126,182
Internet Financial Services — 3.3%		
Authorize.net Holdings*	3,850	67,875
Online Resources*	3,870	48,917
Total Internet Financial Services		116,792
Internet Infrastructure Software — 0.3%		
Radvision*	686	12,046
Total Internet Infrastructure Software		12,046
Investment Management/Advisory Services — 2.9%		
Affiliated Managers Group*	810	103,283
Total Investment Management/Advisory Services		103,283
Medical Imaging Systems — 0.7%		
IRIS International*	1,256	24,115
Total Medical Imaging Systems		24,115
Medical Instruments — 2.1%		
Abaxis*	953	21,395
Conceptus*	2,718	51,587
Total Medical Instruments		72,982
Medical Laser Systems — 1.0%		
Cynosure, Cl A*	980	36,162
Total Medical Laser Systems		36,162
Medical-Biomedical/Genetic — 2.9%		
Alexion Pharmaceuticals*	360	23,454
Keryx Biopharmaceuticals*	2,870	28,528
Lifecell*	1,390	52,222
Total Medical-Biomedical/Genetic		104,204
Medical-Drugs — 1.3%		
Indevus Pharmaceuticals*	3,645	25,187
Medicis Pharmaceutical, Cl A	735	22,425
Total Medical-Drugs		47,612

Description	Shares	Value
Medical-Nursing Homes — 0.8%		
Skilled Healthcare Group, Cl A*	1,785	$ 28,114
Total Medical-Nursing Homes		28,114
Metal Processors & Fabricators — 2.0%		
Ladish*	1,282	71,125
Total Metal Processors & Fabricators		71,125
Networking Products — 1.3%		
Atheros Communications*	595	17,832
Switch & Data Facilities*	1,710	27,856
Total Networking Products		45,688
Oil Companies-Exploration & Production — 3.3%		
Arena Resources*	620	40,610
ATP Oil & Gas*	925	43,503
Parallel Petroleum*	2,010	34,150
Total Oil Companies-Exploration & Production		118,263
Oil Field Machinery & Equipment — 3.4%		
Dresser-Rand Group*	1,535	65,560
T-3 Energy Services*	1,315	56,071
Total Oil Field Machinery & Equipment		121,631
Oil-Field Services — 1.2%		
W-H Energy Services*	580	42,775
Total Oil-Field Services		42,775
Physical Therapy/Rehabilitation Centers — 2.7%		
Psychiatric Solutions*	2,481	97,454
Total Physical Therapy/Rehabilitation Centers		97,454
Pollution Control — 0.4%		
Fuel Tech*	570	12,591
Total Pollution Control		12,591
Printing-Commercial — 0.9%		
VistaPrint*	880	32,886
Total Printing-Commercial		32,886
Private Corrections — 0.8%		
Geo Group*	1,010	29,906
Total Private Corrections		29,906
Publishing-Newspapers — 0.8%		
Dolan Media*	1,140	27,702
Total Publishing-Newspapers		27,702
Retail-Restaurants — 0.5%		
BJ's Restaurants*	805	16,945
Total Retail-Restaurants		16,945
Retail-Sporting Goods — 0.9%		
Zumiez*	692	30,704
Total Retail-Sporting Goods		30,704

SCHEDULE OF INVESTMENTS

Old Mutual Small Cap Growth Portfolio
September 30, 2007 (Unaudited)

Description	Shares	Value
Schools — 4.3%		
Capella Education*	1,125	$ 62,899
New Oriental Education & Technology Group ADR*	290	19,302
Strayer Education	425	71,668
Total Schools		153,869
Semiconductor Equipment — 1.6%		
Tessera Technologies*	1,470	55,125
Total Semiconductor Equipment		55,125
Telecommunications Equipment — 0.7%		
OpNext*	2,210	25,636
Total Telecommunications Equipment		25,636
Telecommunications Services — 3.5%		
Cbeyond*	619	25,249
Orbcomm*	4,366	32,876
Time Warner Telecom, Cl A*	3,030	66,569
Total Telecommunications Services		124,694
Theaters — 0.8%		
National CineMedia	1,255	28,112
Total Theaters		28,112
Therapeutics — 1.2%		
Theravance*	1,675	43,701
Total Therapeutics		43,701
Transactional Software — 3.0%		
Innerworkings*	3,370	58,065
VeriFone Holdings*	1,058	46,901
Total Transactional Software		104,966
Web Hosting/Design — 1.4%		
Equinix*	565	50,110
Total Web Hosting/Design		50,110
Wireless Equipment — 1.7%		
Aruba Networks*	1,157	23,140
Globecomm Systems*	1,370	18,166
Novatel Wireless*	819	18,551
Total Wireless Equipment		59,857
Wound, Burn & Skin Care — 0.7%		
Obagi Medical Products*	1,269	23,438
Total Wound, Burn & Skin Care		23,438
Total Common Stock (Cost $2,776,548)		3,412,928

Description	Shares	Value
INVESTMENT COMPANY — 3.5%		
Index Fund – Growth - Small Cap — 3.5%		
iShares Russell 2000 Growth Index Fund	1,460	$ 124,304
Total Index Fund - Growth-Small Cap (Cost $123,922)		124,304
Total Investment Company (Cost $123,922)		124,304
MONEY MARKET FUND— 3.0%		
Evergreen Select Money Market Fund, Institutional Class, 5.250% (A)	106,930	106,930
Total Money Market Fund (Cost $106,930)		106,930
Total Investments — 102.4% † (Cost $3,007,400)		3,644,162
Other Assets and Liabilities, Net — (2.4%)		(85,869)
Total Net Assets — 100.0%		$ 3,558,293

* Non-income producing security.
(A) — The rate reported represents the 7-day effective yield as of September 30, 2007.
ADR — American Depositary Receipt
Cl — Class

† At September 30, 2007, the tax basis cost of the Portfolio's investments was $3,007,400, and the unrealized appreciation and depreciation were $713,535 and $(76,773), respectively.

For information regarding the Portfolio's policy regarding valuation of investments and other significant accounting policies, please refer to the Portfolio's most recent semi-annual or annual financial statements.